UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2014

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hawker Energy, Inc.
Full Name of Registrant:

Sara Creek Gold Corp.
Former Name if Applicable

326 S. Pacific Coast Highway, Suite 102
Address of Principal Executive Office (Street and Number)

Redondo Beach, California, 90277
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended November 30, 2014 (“Form 10-Q”) within the prescribed time period without unreasonable effort and expense because of delays in negotiations with certain third-party lenders. The negotiations were originally anticipated to be settled before the prescribed due date of the Form 10-Q but, as of the date of the filing of this Form 12B-25, have not yet settled. The Registrant requires additional time to finalize the Form 10-Q within the spirit as well as the letter of the Securities and Exchange Commission’s Rules. The Registrant expects to file the Form 10-Q as soon as reasonably practicable following finalization of the third-party negotiations, and at this time the Registrant anticipates that it will be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Gerald Tywoniuk	(310)	438-7997
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary Results of Operations

The following results of operations are preliminary.  The Registrant’s final results of operations could be materially different from the preliminary results of operations set forth below.

The Registrant anticipates that the Form 10-Q will report the following in respect of any significant change in results of operations:

Net loss attributable to the Registrant of $1,629,435 for the three months ended November 30, 2014, was largely the result of being a development stage oil production company.  The loss is largely attributable to a non-cash equity compensation expense of $1,088,179, which includes $1,030,500 for stock issued to the “HERLLC Sellers” as described below.  In addition, we incurred professional fees of $430,563 largely for pursuing the Tapia and Eureka oil properties’ acquisition and for the litigation described our Form 10-K for the year ended August 31, 2014 as filed with the SEC on November 24, 2014.  This loss compares to a $76,033 loss in the comparable prior year quarter.

As previously disclosed in our Form 10-K for the year ended August 31, 2014, on October 10, 2014, the Registrant authorized an amendment (the “Amendment”) to the Amended and Restated Option Agreement (“Option Agreement”) dated November 20, 2013.  Under the original terms of the Option Agreement, Messrs. Darren Katic and Charles Moore (the “HERLLC Sellers”) were entitled to, in the aggregate, up to 33,000,000 additional shares of Registrant common stock upon the consummation of certain potential follow-on transactions. The Amendment waived all of the follow-on transaction requirements and authorized the immediate issuance to Messrs. Katic and Moore of the full 33,000,000 shares (16,500,000 each). Of those shares, the Registrant holds 19,000,000 shares in escrow, to be released as follows: (i) 10,000,000 shares upon completion of the acquisition of the assets of TEG Oil & Gas, Inc. (located in the Tapia Field, Los Angeles County, California), and (ii) 9,000,000 shares upon completion, on or before December 31, 2017, of any one of the transactions evaluated by Hawker Energy (Rincon), LLC (“HERLLC”), our wholly-owned subsidiary, prior to its reorganization with the Registrant, including a transaction resulting in Registrant ownership of oil and gas lease interests in any one of the following unique oil fields:

(a)	Cat Canyon (leases Tognazzini, Wickenden, Los Alamos, GWP, and those immediately adjacent to, in each case, in Santa Barbara County);

(b)	Santa Maria (T 11N, R 36W extending southeast through T9N R33W in Santa Barbara County);

(c)	Casmalia (leases Tompkins, Peshine, and those immediately adjacent to, in each case, in Santa Barbara County);

(d)	North Lost Hills (Sections 12 & 13, T25S, R19E, and Sections 7 & 18, T25S, R 20E, totaling 1,500 acres in Kern County CA);

(e)	Maricopa (McFarland and Jameson leases totaling 40 acres in Kern County);

(f)	Pine Meadows (Section 1 Township 31 South Range 22E in Kern County); or

(g)	Torrance (Joughin and South Torrance Units totaling 900 acres in Los Angeles County).

During the three months ended November 30, 2014, with respect to 14,000,000 shares of Registrant common stock that were issued as a result of the Amendment, an equity compensation expense of $1,011,500 was recorded based on the fair value of the shares at the date of issuance.  With respect to the 19,000,000 shares of Registrant common stock that are in escrow, an equity compensation expense of $19,000 was recorded based on the par value of the shares at the date of issuance.  Total expense was for the three months ended November 30, 2014, was $1,030,500.  As and when subsequently released from escrow, a further expense will be recorded based on the fair value of the 19,000,000 shares (less amounts previously expensed based on par value) concurrently with consummation of the applicable follow-on transaction.  All of these amounts are not considered for accounting purposes to be incremental consideration for our acquisition of HERLLC.

Cautionary Statements

This Form 12B-25 includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding Hawker Energy, Inc. and its business that are not historical facts. All statements in this Form 12B-25 that address activities, events, results or developments that the Registrant expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import.  With the exception of historical information, the matters discussed in this report, including without limitation, the timing of the preparation and filing of the Registrant’s quarterly report, is a forward-looking statement.  Forward-looking statements are subject to many risks and uncertainties that could cause the Registrant’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, other events that may require the attention of the Registrant’s management and other events, factors and risks previously and from time to time disclosed in the Registrant’s filings with the Securities and Exchange Commission, including, specifically, those factors set forth in the "Risk Factors" section of the Registrant’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission.  The Registrant undertakes no obligation to update, and does not have a policy of updating or revising, the forward-looking statements in this report.

Hawker Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 15, 2015	By:	/s/ Darren Katic
Darren Katic Chief Executive Officer